UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934




                       For the month of February, 2006

                                 SPIRENT plc
     _____________________________________________________________________
                (Translation of registrant's name into English)

  Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                RH10 9QL, UK.
     _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________







                   NOTIFICATION OF MAJOR INTERESTS IN SHARES



1. Name of listed company


SPIRENT PLC



2. Name of shareholder with a major interest


BARCLAYS PLC



3. Please state whether notification indicates that regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18


SHAREHOLDER IN 2 ABOVE



4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them


Registered Holder                                             Account Designation          Holding

BANK OF IRELAND                                                            258227          943,383
BANK OF IRELAND                                                           4239749        1,483,297
Bank of Ireland Nominees Limited                                  CREST ID. 11X13        1,299,000
BANK OF NEW YORK                                                           210405        1,009,027
BANK OF NEW YORK                                                           214075        5,492,767
BANK OF NEW YORK                                                           221428          832,837
BANK OF NEW YORK                                                           367748        2,907,094
BANK OF NEW YORK                                                           392067        3,326,323
BANK OF NEW YORK                                                           768198          257,328
BARCLAYS CAPITAL NOMINEES LIMITED                                                         -355,650
BARCLAYS CAPITAL NOMINEES LIMITED                                                          450,463
BARCLAYS CAPITAL NOMINEES LIMITED                                                        1,842,869
BARCLAYS CAPITAL NOMINEES LIMITED                                                         -116,031
Barclays Noms Monument R97    C 000000000000000000                                           1,053
Barclays Trust Co & Others                                                                   8,077
BNP PARIBAS                                                                                166,333
BNY (OCS) NOMINEES LTD                                                     221476          325,600
BOISS NOMINEES LTD                                                        4224361          567,086
CHASE NOMINEES LTD                                                          16376          527,631
CHASE NOMINEES LTD                                                          16530          187,794
CHASE NOMINEES LTD                                                          16669          134,728
CHASE NOMINEES LTD                                                          18243          123,823
CHASE NOMINEES LTD                                                          19518          350,116
CHASE NOMINEES LTD                                                          19519        2,722,202
CHASE NOMINEES LTD                                                          20947       36,805,116
CHASE NOMINEES LTD                                                          21359        1,483,196
CHASE NOMINEES LTD                                                          25772          849,762
CHASE NOMINEES LTD                                                          27793           56,306
CHASE NOMINEES LTD                                                          27797          138,568
CHASE NOMINEES LTD                                                          27800        1,037,801
CHASE NOMINEES LTD                                                          28270          955,621
CHASE NOMINEES LTD                                                          28270          307,679
CHASE NOMINEES LTD                                                          31961        2,240,624
CIBC MELLON GLOBAL SECURITIES                                                              107,805
CITIBANK                                                               6010640794          241,026
CITIBANK                                                               6010782807          462,289
DEUTSCHE BANK LONDON                                                      8003168           30,331
Gerrard Nominees Limited                                                   603856            1,208
Gerrard Nominees Limited                                                   642367           13,000
Gerrard Nominees Limited                                                   647291            8,500
Gerrard Nominees Limited                                                   650668           13,000
Gerrard Nominees Limited                                                   653035           13,000
Gerrard Nominees Limited                                                   660632            6,000
Gerrard Nominees Limited                                                   660758           35,000
Gerrard Nominees Limited                                                   660851           30,000
Greig Middleton Nominees Limited (GM1)                                                      11,750
Greig Middleton Nominees Limited (GM1)                                                     220,787
HSBC                                                                       813168          869,384
HSBC                                                                       845315           27,190
INVESTORS BANK AND TRUST CO.                                                             2,082,285
INVESTORS BANK AND TRUST CO.                                                               944,626
INVESTORS BANK AND TRUST CO.                                                             5,535,120
INVESTORS BANK AND TRUST CO.                                                               610,700
INVESTORS BANK AND TRUST CO.                                                               221,432
INVESTORS BANK AND TRUST CO.                                                                54,686
INVESTORS BANK AND TRUST CO.                                                               154,750
INVESTORS BANK AND TRUST CO.                                                                22,464
JP MORGAN (BGI CUSTODY)                                                     16331          268,775
JP MORGAN (BGI CUSTODY)                                                     16341        2,160,554
JP MORGAN (BGI CUSTODY)                                                     16341          560,581
JP MORGAN (BGI CUSTODY)                                                     16344          687,727
JP MORGAN (BGI CUSTODY)                                                     16345        1,158,601
JP MORGAN (BGI CUSTODY)                                                     16400        9,953,381
JP MORGAN (BGI CUSTODY)                                                     16612          342,149
JP MORGAN (BGI CUSTODY)                                                     16621          277,635
JP MORGAN (BGI CUSTODY)                                                     16644          559,641
JP MORGAN (BGI CUSTODY)                                                     16901          167,869
JP MORGAN (BGI CUSTODY)                                                     18409          791,821
JP MORGAN (BGI CUSTODY)                                                     19514          141,755
JP MORGAN (BGI CUSTODY)                                                     28166        2,892,184
JPMORGAN CHASE BANK                                                                        346,760
JPMorgan Chase Bank                                                                        399,337
JPMorgan Chase Bank                                                                        555,319
MELLON BANK                                                           ABGFZ872482          640,798
MELLON BANK                                                           TGGF0003002          295,962
Mellon Trust - US CUSTODIAN /                                                              264,058
MELLON TRUST OF NEW ENGLAND                                                                283,690
MIDLAND BANK (HSBC BANK PLC)                                               772823        2,901,921
NON-IMA                                                                     DUMMY          708,218
NON-IMA                                                                     DUMMY        1,095,438
NON-IMA                                                                     DUMMY        6,980,817
NON-IMA                                                                     DUMMY          550,285
NON-IMA                                                                     DUMMY          116,798
NON-IMA                                                                     DUMMY          586,640
NON-IMA                                                                     DUMMY        2,358,360
NORTHERN TRUST                                                              CVS21        1,242,437
NORTHERN TRUST                                                              SCO06          303,975
NORTHERN TRUST                                                              TNF01          532,061
NORTHERN TRUST                                                              UKE01        1,049,771
NORTHERN TRUST                                                              USF12        1,681,150
NORTHERN TRUST BANK - BGI SEPA                                                             409,685
NORTHERN TRUST BANK - BGI SEPA                                                             357,219
NORTHERN TRUST BANK - BGI SEPA                                                              92,784
R C Greig Nominees Limited                                                                 961,234
R C Greig Nominees Limited                                                                 377,516
R C Greig Nominees Limited a/c AK1                                                         742,193
R C Greig Nominees Limited a/c AK1                                                         100,795
R C Greig Nominees Limited a/c BL1                                                          88,881
R C Greig Nominees Limited a/c BL1                                                          32,933
R C Greig Nominees Limited a/c CM1                                                           6,650
R C Greig Nominees Limited a/c CM1                                                          24,646
R C Greig Nominees Limited GP1                                                              64,589
R C Greig Nominees Limited GP1                                                              51,481
R C Greig Nominees Limited SA1                                                              31,232
R C Greig Nominees Limited SA1                                                              65,680
R C Greig Nominees Limited SA1                                            WIVE002            1,033
STATE STREET                                                                 2RJ2          103,736
STATE STREET                                                                 JD12          482,919
STATE STREET                                                                 JFBL          301,092
STATE STREET                                                                 N3B6           41,154
STATE STREET                                                                 N3YZ           10,871
STATE STREET TRUST OF CANADA -                                                             126,407
The Northern Trust Company - U                                                             177,135
ZEBAN NOMINEES LIMITED                                                                       1,000
ZEBAN NOMINEES LIMITED                                                                       1,700

                                                            TOTAL                      127,589,189




5. Number of shares / amount of stock acquired


NOT KNOWN



6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)


NOT KNOWN



7. Number of shares / amount of stock disposed


-



8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)


-



9. Class of security


ORDINARY SHARES OF 3.3333 PENCE EACH



10. Date of transaction


HOLDING AS AT 14 FEBRUARY 2006



11. Date company informed


17 FEBRUARY 2006





12. Total holding following this notification


127,589,189



13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)


13.21%



14. Any additional information


SHAREHOLDER PREVIOUSLY REPORTED A SHAREHOLDING OF 115,783,982 (12.07%) ON 21 FEBRUARY 2005 AND 122,266,395 (12.67%) ON 10 NOVEMBER 2005.



15. Name of contact and telephone number for queries


LUKE THOMAS - 01293 767658



16. Name and signature of duly authorised company official of the listed company responsible for making this notification


LUKE THOMAS - DEPUTY COMPANY SECRETARY



Date of notification


20 FEBRUARY 2006



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______LUKE THOMAS______

                                                     (Registrant)

Date  20 February 2006                         By   ____/s/ Luke Thomas____

                                                    (Signature)*